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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                  Central Vermont Public Service Corporation
                               (Name of Issuer)


                                 Common Stock
                        (Title Of Class of Securities)


                                   155771101
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------                                       -------------------
CUSIP NO. 155771101                      13G                Page 2 of 8 Pages
- --------------------                                       -------------------

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch & Co., Inc.
- -------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                             (a) / /
                             (b) / /
- -------------------------------------------------------------------------------
3   SEC USE ONLY
- -------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
- -------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
                                  None
                        -------------------------------------------------------
    NUMBER OF           6    SHARED VOTING POWER
     SHARES                       405,350
   BENEFICIALLY         -------------------------------------------------------
      OWNED             7    SOLE DISPOSITIVE POWER
     BY EACH                      None
     REPORTING          -------------------------------------------------------
   PERSON WITH          8    SHARED DISPOSITIVE POWER
                                  405,350
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         405,350
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.5%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
         HC, CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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- --------------------                                       -------------------
CUSIP NO. 155771101                      13G                Page 3 of 8 Pages
- --------------------                                       -------------------

- -------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Merrill Lynch, Pierce, Fenner & Smith Incorporated
- -------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing
                             (a) / /
                             (b) / /
- -------------------------------------------------------------------------------
3   SEC USE ONLY
- -------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
- -------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
                                  None
                        -------------------------------------------------------
    NUMBER OF           6    SHARED VOTING POWER
     SHARES                       405,350
   BENEFICIALLY         -------------------------------------------------------
      OWNED             7    SOLE DISPOSITIVE POWER
     BY EACH                      None
     REPORTING          -------------------------------------------------------
   PERSON WITH          8    SHARED DISPOSITIVE POWER
                                  405,350
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         405,350
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.5%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
         BD, CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13G


Item 1 (a)       Name of Issuer:

                 Central Vermont Public Service Corporation

Item 1 (b)       Address of Issuer's  Principal Executive Offices:

                 77 Grove Street
                 Rutland, VT 05701


Item 2 (a)       Names of Persons Filing:

                 Merrill Lynch & Co., Inc.
                 Merrill Lynch, Pierce, Fenner & Smith Incorporated

Item 2 (b)       Address of Principal Business Office, or, if None, Residence:

                 Merrill Lynch & Co., Inc.
                 World Financial Center, North Tower
                 250 Vesey Street
                 New York, New York  10281

                 Merrill Lynch, Pierce, Fenner & Smith Incorporated World Financial Center, North Tower
                 250 Vesey Street
                 New York, New York  10281

                               Page 4 of 8 Pages
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Item 2 (c)          Citizenship:

                    See Item 4 of Cover Pages

Item 2 (d)          Title of Class of Securities:

                    Common Stock

Item 2 (e)          CUSIP Number:

                    155771101

Item 3

          Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company, in accordance with (S) 240.13d-1(b)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

Item 4    Ownership

          (a) Amount Beneficially Owned:

          See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co. and MLPF&S (the "Reporting Persons") disclaim beneficial ownership of the securities of Central Vermont Public Service Corporation (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Person are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of the Issuer covered by this statement. The shares reported in Item 9 of Cover Pages are held by a unit investment trust sponsored by MLPF&S.


          (b) Percent of Class:

                    See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    See Item 5 of Cover Pages

               (ii) shared power to vote or to direct the vote:

                    See Item 6 of Cover Pages

               (iii)    sole power to dispose or to direct the disposition of:

                    See Item 7 of Cover Pages

                               Page 5 of 8 Pages
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              (iv) shared power to dispose or to direct the disposition of:

                    See Item 8 of Cover Pages

Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Exhibit A

Item 8    Identification and Classification of Members of the Group.

          Not Applicable

Item 9    Notice of Dissolution of Group.

          Not Applicable

                               Page 6 of 8 Pages
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Item 10        Certification.

          By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1994               Merrill Lynch & Co., Inc.

                                              /s/ David L. Dick
                                       --------------------------------
                                       Name: David L. Dick
                                       Title: Assistant Secretary

                                       Merrill Lynch, Pierce, Fenner &
                                       Smith Incorporated

                                              /s/ David L. Dick
                                       --------------------------------
                                       Name: David L. Dick
                                       Title: Attorney-in-Fact*



________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Koll Real Estate Group.

                               Page 7 of 8 Pages
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                           EXHIBIT A TO SCHEDULE 13G

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

        One of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to (S) 240-13d-1(b)(1)(G). The relevant subsidiary of ML&Co. is Merrill Lynch, Pierce, Fenner & Smith, Incorporated, a Delaware corporation with is principal place of business at 250 Vesey Street, New York, New York ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. MLPF&S may be deemed the beneficial owner of 3.5% of the securities of Central Vermont Public Service Corporation as a result of acting as a sponsor of one unit investment trust.

                               Page 8 of 8 Pages